

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2010

Liu Changzhen, Chairman of the Board
China Ginseng Holdings, Inc.
64 Jie Fang Da Road
Ji Yu Building A, Suite 1208
Changchun City, China

> **Re: China Ginseng Holdings, Inc.**
> **Form 10-12g**
> **Filed August 6, 2010**
> **File No. 000-54072**

Dear Mr. Changzhen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note that your telephone number listed on the cover page and elsewhere in your filing appears to be incorrect. Please revise to provide correct contact information.

Item 1. Business

Organization

2. We note your disclosure that the price of the interest you acquired in Yanbian was based on its net asset value. Please provide additional information on why the net asset value increased so significantly between your acquisition on November 24, 2004 and September 23, 2005. Furthermore, clarify what consideration Yanbian received in return for the contribution of capital you reference in the same paragraph.

3. Please provide the net asset value of the company at the time of your acquisition of the assets of Tonghua.

4. We note that the dates provided for the consummation of the Tonghua transaction in the Asset and Stock Transfer Confirmation filed as exhibit 2.3 do not appear to match the March 31, 2008 date you have provided in this section. Please revise or advise.

5. We note your Item 2 disclosure under Commitments and Contingencies stating that you are in default under certain debt acquired as part of the Tonghua acquisition and that the lender has agreed verbally not to call the loan. We also note that your disclosure indicates the debt was in default prior to your acquisition of Tonghua. Please provide additional disclosure here on the liabilities assumed as part of the Tonghua transaction and what consideration was given, if any, to the risks associated with acquiring debt already in default without obtaining written assurances from the lender not to call the loan. Furthermore, describe the risks this on-going default presents with respect to your business, operations and ownership of Tonghua.

Business

6. We note your statement following the first four bullet points of this section that you "control through leases 3,750 acres of land" for ginseng growing. We also note that in your Item 2 disclosure under Commitments and Contingencies and elsewhere in your filing that you refer to 3,705 acres. You also refer to "hectares" and "hectors" interchangeably throughout your document. Please revise as appropriate to clarify your disclosure relating to the real property used in your business.

7. We note the disclosure that you plan on commencing production of the Ginseng juice business, in August 2010. We note similar disclosure regarding the wine producing business. Please provide clear disclosure throughout the registration statement to clearly indicate those aspects of your business that are operational and those that have not yet commenced operations.

8. We note the disclosure that you have received a certificate of approval issued by the Chinese government certifying Yanbian as a Foreign-Owned Enterprise. Please file as an exhibit.

9. Please provide the material terms and date of acquisition of the production factory you purchased in connection with your ginseng beverage operations. If material, please file as an exhibit.

10. Please provide additional disclosure about how you raised the $425,201 you describe as needed to commence production of your ginseng juice business and the $169,486 you describe as needed to commence production of your wine.

11. We note the disclosure that you have "contracted" for the production of the wine. Please disclose the material terms of the contract and file as an exhibit.

12. We note that you state that you do not have a website in the last paragraph under Organization, but then in the last paragraph under Business describe your website as www.chinaginsengs.com. Please reconcile.

Ginseng Business

Products and their Markets

13. We note your disclosure in this section that you generate sales from "white ginseng" as a distinct category from fresh ginseng, ginseng seeds and ginseng seedlings, but do not mention "dry ginseng." We also note the four bullet points under Business do not appear to contemplate white ginseng as a category distinct from fresh or dry ginseng. Please revise here, and elsewhere as appropriate, to clarify your operations in fresh, dry and white ginseng. Also, discuss whether your dried ginseng sales will be impacted by your anticipated commencement of operations of your Ginseng juice business.

14. Please reconcile the statement that you market and sell to distributors "throughout Asia" when you then state that all of your sales are in China.

15. We note that you have agreements with your distributors. Please disclose the material terms of the agreements and file the material agreements as exhibits.

16. We note the significant decrease in revenues in the interim 2010 financial statements. We also note the significant distributors for 2009 are not the same as those for 2010. To the extent there has been a problem with customer retention, please discuss.

17. We note that you sell ginseng seeds to farmers and then agree to purchase the ginseng back. Please discuss the material terms including those issues addressed in comment 41 below. In addition, clarify the statement that you purchased "approximately 72.5% of our needs from farmers."

Ginseng Juice Sold in Cans

18. Please clarify the meaning of the term "original ecological fresh ginseng drinks" in the second paragraph of this section.

19. We note your disclosure in the fourth paragraph of this section concerning the use by all of your competitors of traditional ginseng drink production methods, which, according to your management, results in damaging effects on the resulting product. Please revise to provide the basis of your management's belief that all of your competitors use such methods and the negative effects of such methods.

20. Please discuss the proposed distribution method for your planned ginseng drink business. See Item 101(h)(ii) of Regulation S-K. This comment also applies to the planned wine business.

21. Please briefly describe the standards that must be met by your plant in order for it to be certified as a "Good Manufacturing Process" facility by the Chinese government.

22. Please provide a more detailed discussion of your proposed wine producing business. In addition, please discuss the operations to date regarding growing and crushing grapes. Please explain how you arrived at the prices for your wine when you have not yet commenced production.

23. Please identify the party that will produce your initial wine and disclose the material terms of the oral agreement.

24. We note that you anticipate using the grapes you have grown for your wine production. Please discuss this aspect of your business. For instance, clarify whether you rent or own the land where the grapes are grown and state the amount of land.

Intellectual Property

25. We note your references to "GMP Health Food Certificate" and two other approvals from the State Food & Drug Administration in the second, third and fourth paragraphs of this section. Please clarify the significance of such approvals and the meaning of the logo depicted at the end of this section.

Regulatory Environment

26. We note your statement that you "are subject to the law on foreign investment enterprises in China and the foreign company provisions of the Company Law of China." Please describe the material effect these laws may have on your business and operations. In addition, please provide more specificity as to the effect on your business of the "laws and regulations covering food, dietary supplements and pharmaceutical products" to which you are subject.

27. You do not appear to have provided any disclosure with respect to the regulatory environment for sales of alcoholic beverages, such as wine. Please revise to discuss any necessary government approval of your wine products and the effect of existing or probable governmental regulations on that aspect of your business. See Item 101(h)(4)(viii)-(ix) of Regulation S-K.

28. Please provide the basis for management's belief that it ranks in the middle of the competitors listed. In addition, given the shift of fresh ginseng to your planned ginseng

drink business and the significant decrease in revenues as a result of this shift, please discuss the impact this has had and will have on your position in the industry.

29. We note your statement under the heading "Wine" indicating that you favorably compete with your competitors because your grapes are grown in the Changbai Mountains. Please briefly describe the extent, if known, to which your principal competitors also sell wine made from grapes grown in the Changbai Mountains and provide the basis for your belief that this is a favorable growing region.

Employees

30. We note your statement under the heading "Marketing Activities" earlier in your Item 1 disclosure that "[a]ll of [y]our products will be sold by Huamei." In light of this statement please revise to clarify why Huamei appears to have no sales staff while all of your other subsidiaries have several sales employees.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition

General

31. We believe your MD&A section could benefit from an expanded "Overview" section that offer investors an introductory understanding of China Ginseng Holdings. A good introduction, accordingly, might include insight into material challenges, risks and material trends and uncertainties. To the extent known, provide insight into challenges and risks of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K. In addition, please discuss the going concern raised by the independent public accountants.

32. Refer to your second paragraph of this section. We note your statement that the report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Be advised that Section 27A(a)(1) of the Securities Act and Section 21E(a)(1) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act at the time the statement is made. Please either:

- delete any references to the Private Securities Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

33. For each of your crops (e.g. grapes, ginseng), please revise to include a discussion that clarifies (i) your harvest year and how it relates to your fiscal year, (ii) the volume of product harvested each period per acre and (iii) the area (i.e. Acres) of land planted.

Results of Operations

General

34. Please provide a more detailed discussion of your results of operations and the reasons for the changes in the results of operations. Quantify the amount of the change in each line item due to the factor(s) listed.

Revenue

35. We note your disclosure under Item 1 – Business that you sell directly to pharmaceutical companies, trading companies and individual wholesalers. We also note you included the percentage of sales by distributor. Please revise to include a discussion regarding your customers and their purchasing cycles. Specifically clarify why none of your distributors that purchased your products during the fiscal year ended June 30, 2009 purchased any products during the nine month period ended March 31, 2010.

36. For each period presented, please revise your discussion to clarify the changes in revenue for each product. For example, your disclosure should clarify how much of your sales in each period were attributed to fresh ginseng, the dollar variance between periods and supporting reasons why that consider both quantity sold and price changes.

Cost of Goods Sold

37. Please provide a numerical comparison of the cost of goods sold and the reason for the decrease in the amount, and then discuss the increase in the cost of goods sold as a percentage of revenues.

38. For each period presented, revise your discussion to describe and quantify the underlying variances in cost of goods sold. Your discussion should clarify how much product was purchased for resale versus grown internally, discuss the portion of your growing area that was subject to pruning versus harvest and quantify other cost variances between periods.

Selling, General and Administrative Expenses

39. Please revise your discussion for each period presented to describe and quantify the underlying variances in selling, general and administrative expenses. For example, clarify how much your provision for doubtful accounts decreased and why.

40. We note that you attribute the decrease in interest expense for the nine months ended March 31, 2010 to the normal accrual of interest in 2009 and a payment not previously accrued in 2008. Please explain, in detail, the facts and circumstances surrounding the payment not previously accrued and how you accounted for such expenses in your income statement.

Commitments and Contingencies

41. We note you are in default of a loan from Ji'An Qingshi Credit Cooperatives that was due January 1, 2004. It also appears from your disclosure that the lender has verbally agreed not to call the loan. Please revise to disclose the material terms of the agreement and the subsequent verbal agreement, including the term, any consideration provided to the lender for such verbal agreement, the interest rate currently paid, if different from the original terms of the loan, when the verbal agreement was entered into and any other material terms of such agreement. In addition, please revise to disclose when the default first occurred on the loan and your plans to cure such default. Further, please file the loan agreement as an exhibit.

42. We note your disclosure under Sources of Availability of Raw Materials that you provide ginseng seeds and professional support to farmers and then purchase fresh ginseng from these farmers upon harvest. Based on Exhibit 10.5, it appears you also have first right of refusal related to the fresh ginseng grown. Please address the following:

- We note Exhibit 10.5 was executed in 2005. Tell us if the terms of this agreement are consistent with agreements currently in place.

- We note you provide farmers with ginseng seed at market price. Clarify if the farmers pay for such seed and how market price is determined.

- Tell us about the nature of the services that are provided to the farmers, including frequency, cost, etc.

- Per the agreement, you pay the farmers $1 to $3 above the market price. Please reconcile this to your statement that you paid the farmers approximately 90% of market price per kilo.

- Tell us about the legal structure of these farms (e.g. sole proprietorship, corporation, etc.)

- Tell us how you account for these arrangements with specific references to underlying authoritative literature.

Liquidity and Capital Resources

43. Considering you are in default of a loan, generated a loss of $96,551, had negative working capital of $962,649 and cash on hand of $9,214 as of and for the nine months ended March 31, 2010, please describe in detail how you plan to fund your existing operations over the next 12 months. In addition, specifically clarify the sources of liquidity you plan to use to fund the growth of your new business lines of ginseng juice and wine and disclose the consequences to your operations if you are unable to obtain such sources of liquidity.

44. Please revise to discuss the terms and conditions and current status of your private placement as disclosed in Item 10 – Recent Sales of Unregistered Securities.

Discussion of Cash Flow

45. We note the amounts of net cash used in operating activities of $159,144 and net cash provided by financing activities of $156,584 for the year ended June 30, 2009 are not consistent with the corresponding amounts presented in the consolidated statements of cash flows on page F-4. Please revise or advise.

46. Please revise your disclosures here to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. explanation of the significant change in your accounts payable and accrued liabilities, and inventories). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

Accounting Policies

47. We note your critical accounting policies disclosure is a duplication of Note B in your financial statements. This section should only disclose accounting estimates that are critical to your financial statements. Please revise your critical accounting policies section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Among other estimates and assumptions, specifically address the estimates and assumptions used to determine the cost of your ginseng crops using the full absorption cost method and how you determine future market values, yields and costs to harvest to determine the impairment of your ginseng crops.

Item 3. Properties

48. We note your reference to your cost per cubic meter per day of your refrigerated warehouse. Please provide the average number of cubic meters you have rented since you commenced storing your products at this warehouse and a statement as to the adequacy of this warehouse for your future refrigerated storage needs.

49. Please provide the location of the office space you rent for Tonghua and the refrigerated warehouse you rent.

Executive Compensation

50. Please explain the reason the monthly salary information for Liu Changzhen in the narrative disclosure to the summary compensation and option tables does not total, on a yearly calculation, the amount in the compensation table.

51. To the extent you have or plan on changing any compensation policies or agreement once you become a reporting company, please discuss.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Director Independence

52. We note the disclosure regarding the related party loans and receivables. Please provide the complete disclosure required by Item 404(a)(5) of Regulation S-K.

53. Please identify the individuals in the first paragraph of this section from whom you obtained loans, provide the disclosure on an individual basis, and indicate the nature of the relationship with the company.

54. Please identify the directors that you have determined to be independent.

Item 10. Recent Sales of Unregistered Securities

55. Please provide the exemption relied upon for the March 31, 2008 transaction and discuss the facts supporting your reliance upon the exemption. In addition, for the private placement that is ongoing, please discuss when the offering commenced and discuss the facts supporting your reliance upon Regulation S.

Item 13. Financial Statements and Supplementary Data

General

56. Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X and amend your Form 10 accordingly.

57. We note your disclosure under Item 7 – Related Parties that related party loans of approximately $1,131,959 at March 31, 2010 have been provided on an interest-free basis. Tell us where you have recorded imputed interest for such loans for each period presented in accordance with FASB ASC 835-30.

Consolidated Financial Statements for the Years Ended June 30, 2009 and 2008

Consolidated Statements of Operations, page F-3

58. We were unable to recalculate the earnings per share amounts presented for the nine months ended March 31, 2010 and 2009, and for the year ended June 30, 2009. Based on the net income and weighted average shares outstanding presented, these amounts appear to be $0.00 for each period. Please revise as necessary.

Consolidated Statements of Cash Flows, page F-4

59. We note you presented a decrease in accounts payable of $635,856 as on operating activity and proceeds from loans payable to related parties of $456,015 for the nine months ended March 31, 2010. Show us how the amounts were determined with consideration to the changes in the amounts presented on your balance sheet.

Notes to Financial Statements, page F-7

General

60. We note that you appear to have one reportable segment. Please tell us whether your ginseng farming, producing ginseng juice in cans, and growing grapes and producing wine represent separate operating segments as defined in FASB ASC 280-10-50 and the basis of your determination. If they represent separate operating segments, please revise to include the disclosures required by FASB ASC 280-10-50.

Note A – Nature of Business, Presentation and Going Concern, page F-7

61. We note that you acquired the remaining 45% interest in Yanbian Huaxing in September 2005. Please describe this transaction and its accounting in detail, including the manner by which the equity interest is held, what consideration was issued, if any, and how the

transaction was valued. In addition to exhibit 2.1, please file any agreements made in connection with the acquisition.

Note B – Summary of Significant Accounting Policies, page F-9

62. We note you disclosed under Inventory that your inventory includes grape juice, whereas your disclosure under revenue recognition indicates that you plan to commence grape juice production in August 2010. Please reconcile these apparent inconsistencies.

Revenue Recognition, page F-9

63. It appears your revenue recognition policy as disclosed only applies to your shipments of ginseng. As you have recognized revenue in the current period from sales of grapes, please revise to provide your revenue recognition policy for the sales of grapes and any other revenue streams. If all of these revenue streams have the same revenue recognition criteria, please state this.

64. We note that for your major customers, your shipments are subject to a lengthy inspection process. Upon completion of such inspection, the title of the inventory transfers to the purchaser. At that time such purchaser wires to you the remaining invoice price (net of 20% - 30% paid immediately upon delivery). For your smaller customers we note customers pick up ginseng and pay at that time. Please address the following:

- Revise to clarify the point at which you recognize revenue for your products (e.g. delivery, completion of inspection, etc.)

- Revise to clarify if the amount presented on your balance sheet as "Payments received in advance" represents the 20% to 30% paid by customers upon delivery of your products (i.e. deferred revenue).

- Revise to disclose the average timeframe of a customer's inspection of your product.

- Revise your disclosure of inventory in Note E for each period to clarify how much of your inventory is at customer sites awaiting completion of inspection.

Accounts Receivable and Allowance for Doubtful Accounts, page F-10

65. In connection with the comments above related to revenue recognition, tell us how you generate receivables considering major customers pay the entire balance upon completion of inspection and smaller customers pay the entire balance at time of pick up.

66. Please revise to disclose your terms of extending credit (i.e. number of days), at what point you determine a receivable to be past due, at what point you determine a receivable

is uncollectible and how you reserve for your receivables (e.g. 50% of balance if past due X number of days).

Note F – Ginseng Crops, page F-16

67. We note you disclose that the ginseng crop's growth cycle requires 6-8 years and that once ginseng has been harvested the land cannot be used again for ginseng planting for at least 25-30 years. You further disclose that the Chinese government owns all the land in China and that you have grants from the government to use the land for 20 years. Please expand your disclosure to discuss your historical and anticipated levels of ginseng harvest and production each year, while indicating the extent to which costs incurred benefit multiple periods or harvests; how you manage the growth cycle to secure such yearly levels of harvest and production; and the effect of such growth cycle on your inventory classification (current vs. long term). Additionally, clarify in your disclosure how the government grant period affects your harvest plan.

68. With regard to your analysis of ginseng crop costs, please provide us with more details regarding the amount recorded as an "adjustment to crop write-downs for crops sold."

Item 15. Financial Statements and Exhibits

Exhibits

69. Please file the exhibit required by Item 601(b)(21) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Melissa Chen
       Fax: (718) 707-3112